August 21, 2020

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance
Washington, D.C. 20549

Attention: Kathleen Collins

David Edgar

Re:	Coupa Software Inc Form 10-K for the Year Ended January 31, 2020 Filed March 20, 2020 Form 10-Q for the Quarter Ended April 30, 2020 Filed June 8, 2020 File No. 001-37901

Ladies and Gentlemen:

On behalf of Coupa Software Incorporated (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated July 14, 2020 to the above-referenced Annual Report on Form 10-K and Quarterly Report on Form 10-Q.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response.

Form 10-Q for the Quarter Ended April 30, 2020

Management's Discussion and Analysis of Financial Condition and Results of Operations Non-GAAP, page 38

1.

We note from your response to prior comment 5 that you intended to present adjusted free cash flow as a performance measure. Given the naming of this measure, the nature of the adjustments, and the GAAP measure to which you are reconciling, adjusted free cash flow appears to be a liquidity measure. Explain further why you believe a measure titled "adjusted free cash flow" with adjustments for capital expenditures is a performance measure or revise your future filings to appropriately identify this as a liquidity measure. Refer to Question 102.07 of the non-GAAP C&DIs.

United States Securities and Exchange Commission

August 21, 2020

In response to the Staff’s comment, the Company affirms that it will identify adjusted free cash flows as a liquidity measure in future filings.   The Company intends also to caution investors in future filings that this measure does not reflect any reduction for cash settlements of the Company’s debt obligations, and that it does not represent the residual cash flow available for discretionary expenditures.

The Company further advises the Staff that it does not intend to make additional adjustments to this measure for any other category of cash-settled charges or liabilities in future filings.

Form 10-K for the Year Ended January 31, 2020

Management's Discussion and Analysis of Financial Condition and Results of Operation Results of Operations, page 51

2.

We note your response to prior comment 4. Please clarify for us what you mean by "customer contracts" in your proposed revised disclosures. In this regard, tell us whether this refers to contracts with new customers only or whether it also refers to new contracts with existing customers. If it is the former and new customers are contributing significantly to your revenue growth, then please tell us why you do not disclose your customer count in your quarterly Form 10-Q filings. To the extent customer count refers to contracts from both new and existing customers, please tell us the amount of revenue growth attributable to new versus existing customers in fiscal 2020 and in the first quarter of fiscal 2021. Also, revise to include a quantified discussion of such factors in future filings, if material.

In response to the Staff’s comment, the Company confirms that its intent is to emphasize new customer acquisitions as the factor that contributes significantly to revenue growth.  The Company will revise its proposed disclosure to clarify its meaning accordingly. The Company acknowledges the Staff’s comment regarding customer count and will include this metric in future Form 10-Q filings.

United States Securities and Exchange Commission

August 21, 2020

If you have any questions, please contact the undersigned at (650) 485-8632.

Sincerely,

/s/ Todd Ford

Todd Ford
Chief Financial Officer